UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN PROVIDES UPDATES ON SHALDIELI DEAL

Toronto, Ontario, November 11, 2011 – Bontan Corporation Inc. (OTCBB: BNTNF) has learnt that Shaldieli Inc. reported to the Israeli Securities and Exchange Commission on November 8, 2011 that it had completed its previously announced transaction pursuant to which it allotted 144,821,469 shares to IPC Cayman representing approximately 90% of Shaldieli’s share capital (subject to further dilution) in exchange for  IPC Cayman’s 50% equity in IPC Oil & Gas (Israel) Limited Partnership (“IPC Israel”).

Mr. Kam Shah, CEO, commented, “As previously reported, Bontan as the majority owner of IPC Cayman, believes that the Shaldieli transaction was subject to its approval and has made an application to the Israeli District Court to defend its rights.  We will continue to protect our interests until the conclusion of all matters related to the project.”

Information about the claims and counter claims and pending litigation is set forth in Bontan’s public filings.

Additional Information About the Offshore Israel Project

The rights in the Licenses for the Offshore Israel Project are held by a group consisting of IPC Israel, Emanuelle Energy Ltd, Modiin Energy Limited Partnership, Emanuelle Energy Oil and Gas Limited Partnership and other entities including the operator, GeoGlobal Resources (India) Inc.

Bontan’s beneficial share, through its ownership of 76.79% equity of IPC Cayman, in the allotted Shaldieli shares is approximately 111.2 million shares of Shaldieli Inc. or approximately 69% of Shaldieli share capital. Shaldieli now holds 50% of the equity in IPC Israel which, in turn, holds a13.6090% working interest in the two licences – Sarah and Myra – under the offshore Israeli Project.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include, but are not limited to:  the effect of economic and political developments in Israel and in the Mideast; the reliance on the working interest owners, as well as third-party consultants and contractors, to develop the Offshore Israel Project; the ability of IPC Cayman to raise sufficient capital to demonstrate to the Israeli Ministry of Natural Infrastructures adequate financial capability and to satisfy its obligations for the costs of drilling and development; the risk that the final interpretation of the seismic and other data may show or suggest, or that drilling may ultimately demonstrate, that either or both of the Licenses contain no, or noncommercial amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; exploration and development, drilling and operating risks; competition for development of the Offshore Israel Project; environmental risks; government regulation or other action, including the potential change in tax and royalty provisions under active consideration by the Israeli government; potential disruption from terrorist activities or warfare in the region or at the Offshore Israel Project site; general economic conditions; limited market available in Israel for oil and gas that may be found in commercial quantities; other risks generally associated with the exploration and development of international offshore drilling projects in several thousand feet of water; and other risks identified by the press releases and securities filings of the other working interest owners in Israel and other jurisdictions in which such releases and filings are made. Bontan’s recent engagement of additional law firms, and further court efforts, including in defense of counterclaims from IPC Cayman and ITC, will entail the expenditure of significant funds and may not successfully protect Bontan’s indirect share of the Working Interest in the Offshore Israel Project as Bontan’s management intends. Bontan cannot assure that its claim to undo the Shaldieli transaction due to the fact that it was made in contravention of ITC's agreements with Bontan will succeed, or the extent of compensation which will be awarded to Bontan in lieu of such rescission, if such compensation is awarded. Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2011

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive Officer